Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), February 14, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
07/02/2022	20,234	197.8326	4,002,944.25	11,002	226.4066	2,490,925.41	2,176,050.85	31,236	197.8165	6,178,995.10
08/02/2022	10,666	194.4796	2,074,319.55	15,426	227.0162	3,501,951.90	3,069,733.43	26,092	197.1506	5,144,052.98
09/02/2022	205	199.8990	40,979.30	5,548	234.0174	1,298,328.54	1,135,398.81	5,753	204.4808	1,176,378.11
10/02/2022	14,072	200.7734	2,825,282.95	10,845	226.1037	2,452,094.63	2,143,626.74	24,917	199.4185	4,968,909.69
11/02/2022	—	—	—	17,307	219.0461	3,791,030.85	3,320,514.02	17,307	191.8596	3,320,514.02
Total	45,177	197.9664	8,943,526.05	60,128	225.0920	13,534,331.33	11,845,323.85	105,305	197.4156	20,788,849.90

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till February 11, 2022, the total invested consideration has been:
•Euro 119,999,914.85 for No. 570,960 common shares purchased on the EXM (equal to the full amount of the Fifth Tranche to be executed on EXM as announced on October 4, 2021)
•USD 18,991,608.71 (Euro 16,673,203.14*) for No. 81,342 common shares purchased on the NYSE.

As of February 11, 2022, the Company held in treasury No. 10,425,205 common shares equal to 4.05% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until February 11, 2022, the Company has purchased a total of 5,239,879own common shares on EXM and NYSE for a total consideration of Euro 790,094,820.23.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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